Sino-Global Shipping America Limited
136-56 39th Avenue, Room #305
Flushing, NY 11354

January 7, 2011

Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Response to SEC comments on Form 10-K for the year ended June 30, 2010, filed on September 28, 2010 (File No. 001-34024)

Dear Ms. Shenk:

Sino-Global Shipping America Limited (the “Registrant”) has received your letter dated November 24, 2010 regarding the annual report on Form 10-K for the year ended June 30, 2010.  As requested, the Registrant is responding to your comments and confirms that it will revise its disclosure in future filings to address such matters as described in the remainder of this letter.

COMMENT 1:
Your disclosures here do not provide investors with any of the material assumptions and judgments you made in arriving at signiﬁcant estimates included in your ﬁnancial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates. For example, with regard to your revenue recognition disclosure, it appears the signiﬁcant judgment and uncertainty is the accuracy of the estimate of revenues and expenses you record in situations where services are complete but information on the actual expenses is not available at the end of the ﬁscal period for your contracts with a term of revenue recognized as a markup of actual expenses incurred. However, your disclosure does not address how you made such judgment or the key assumptions involved. Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your ﬁnancial statements. In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their speciﬁc sensitivity to change with qualitative and quantitative information, as reasonably available. Please note that disclosure in this part of your ﬁling should not simply repeat policy disclosure contained in the notes to your ﬁnancial statements. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

The Registrant acknowledges the comment and will add more information regarding the material assumptions and judgments in arriving at significant estimates included in the financial statements, particularly revenue recognition and estimated expenses. The revised disclosure will read as follows in future filings, with new language underlined:

Critical Accounting Policies

Revenue Recognition

Revenue comprises the value of charges for the services in the ordinary course of our company’s activities and disbursements made on behalf of customers. Revenues are recognized from shipping agency services upon completion of the services, which generally coincides with the date of departure of the relevant vessel from port. Advance payments and deposits received from customers prior to the provision of services and recognition of the related revenues are presented as current liabilities.

Some contracts are signed with a term that revenues are recognized as a mark up of actual expenses incurred. In a situation where the services are completed but the information on the actual expenses is not available at the end of the fiscal period, we estimate revenues and expenses based on our previous experience for the revenues of the same kind of vessels, port charges on the vessel’s particulars/movement and costs rate of the port. In general, the estimated revenues are based on the contract amounts. In other situations, the estimated revenues are based on the contract amounts plus any additional costs incurred, such as extra weight taxes because of extended parking time at a harbor, additional tow boats used because of bad weather, overtime during public holidays and so on. If such contributory factors change, the revenues will increase or decrease accordingly. The estimated costs of revenue are based on the cost information provided by the local port and/or our historical experience of similar transactions. Since all estimated costs and expenses are paid in RMB, if the valuation of the RMB increases compared to the USD, then the estimated costs and expenses will increase accordingly.

COMMENT 2:
Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, noncash items and changes in working capital may not provide a sufﬁcient basis for a reader to fully understand cash ﬂows provided by operating activities in terms of cash without discussion of the signiﬁcant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the timing and amount of cash paid to suppliers in each period and associated terms and conditions affecting these, or other signiﬁcant cash transactions that affected operating cash ﬂows. You should also discuss why your operating activities have resulted in a usage of cash in the periods presented, what is required for your operating activities to provide cash on a consistent basis and your future expectations about cash from operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

The Registrant acknowledges the comment and will include discussions in respect of the net cash used in operating activities in future disclosure. The revised disclosure for the operating activities will read as follows, with new language underlined (assuming the same conclusions as management reached in the referenced filing):

Liquidity and Capital Resources

Operating Activities

Our sales continued to increase for the year ended June 30, 2010 compared to the year of 2009, but our gross margin declined, which was mainly attributable to the increased costs of services. Net cash used in operating activities was $1,020,793 for the year ended June 30, 2010, compared to net cash used in operating activities of $1,721,287 for the year ended June 30, 2009. The decrease of net cash in operating activities is mainly attributable to (1) a net loss of $1,303,415, (2) an adjustment for provision of doubtful accounts of $346,647, (3) an increase of prepaid taxes, (4) a decrease of advance from customers, and (5) the decrease in other liabilities of $330,652. This is decreased by the decrease of accounts receivable of $659,137. It should be noted that we had net cash used in operating activities of $1,887,237 for the nine months ended March 31, 2010, implying that we had net cash provided by operating activities of $811,741 for the three months ended June 30, 2010.

Since we collect most of our revenues in USD and pay most of our costs and expenses in RMB, the increase in the valuation of RMB against USD has caused a decline in gross margin and higher expenses for our Company for the years ended June 30, 2010 and 2009.

For the year ended June 30, 2010, we experienced a net cash used in operating activities which was mainly attributable to a net loss due to a decline in gross margin and higher expenses as a result of the increase in the valuation of RMB against USD; payments to suppliers at the Chinese local ports; and payments for corporation income taxes for our U.S. operating parent which had taxable income. For the year ended June 30, 2009, we experienced net cash used in operating activities which was mainly attributable to a net loss due to a decline in gross margin and higher expenses as a result of the increase in the valuation of RMB against USD.

Our revenues have continuously increased since 2006, and in order for us to maintain a steady and positive cash position, we believe the USD has to increase and maintain its valuation against RMB because of the nature of our business.

COMMENT 3:
Although your disclosure refers to the deﬁnition of "disclosure controls and procedures" as fully described in Exchange Act Rules 13a-15(e) and 15d-15(e) ("Rules"), you then also attempt to speciﬁcally mention only a portion of that deﬁnition. This gives the appearance of limiting management's conclusion solely to that speciﬁc portion mentioned, and that your controls and procedures may be qualiﬁed in regard to other aspects of the deﬁnition not mentioned. Please represent to us and in future ﬁlings management's conclusion in regard to the company's disclosure controls and procedures as fully deﬁned in the Rules. Although there is no requirement to include the full description of the deﬁnition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the deﬁnition contained in the Rules.

The Registrant acknowledges the comment and will include the definition of "disclosure controls and procedures" as fully described in Exchange Act Rules 13a-15(e) and 15d-15(e).  The Registrant confirms that management's conclusions were in regard to the fully defined "disclosure controls and procedures."  The revised disclosure will read as follows in future filings, with new language underlined (assuming the same conclusions as management reached in the referenced filing):

Evaluation of Disclosure Controls and Procedures

Our Company maintains a system of controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. For the purpose of improving management efficiency and effectiveness, the Company has completed the implementation of a new accounting and management information system using SAP Business One software. During the new system implementation process, we ran the old information system and new SAP system in parallel.  As a result, the recording data and processing results were cross-checked and confirmed.  Our company is currently utilizing the new system.

As of June 30, 2010, our company carried out an evaluation, under the supervision of and with the participation of management, including our company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company’s disclosure controls and procedures. Based on the foregoing, the chief executive officer and chief financial officer concluded that our company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective in timely alerting them to information required to be included in the Company’s periodic Securities and Exchange Commission filings.

COMMENT 4:
We note your disclosure that there were no changes in internal control over financial reporting during the year ended June 30, 2010. In light of your disclosure in the fourth paragraph on page 18 that states you have completed the implementation of a new accounting and management information system using SAP Business One software, please explain in greater detail why you believe that there were no changes in internal control over ﬁnancial reporting.

The Registrant clarifies that, other than as described on page 18, there were no other changes in internal control over financial reporting during the period.  The new accounting and management information system using SAP Business One software was fully implemented in July 2010, after the end of the fiscal year in question, which is the reason the disclosure read as it did.  For the year ending June 30, 2011, the Registrant intends to disclose a change in internal control over financial reporting in connection with the completion of such implementation in July 2010.

The Registrant is hopeful that the above responses adequately address the Staff’s comments.  Please do not hesitate to ask if additional information or disclosures are required.  Finally, the Registrant acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the ﬁling;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Mingwei Zhang

Mingwei Zhang
Chief Financial Officer